EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio amounts, unaudited)

                                              36 Weeks Ended
                                              9/6/97   9/7/96
Earnings:                                                (b)

Income from continuing operations
 before income taxes.......                   $1,642   $1,307

Joint ventures and minority
 interests, net..................                (34)     214

Amortization of capitalized
 interest........................                  3        3

Interest expense.................                358      399

Interest portion of rent
 expense (a).....................                 35       30

Earnings available for fixed
 charges.........................             $2,004   $1,953


Fixed Charges:

Interest expense.................             $  358      399

Capitalized interest.............                  8        9

Interest portion of rent
  expense (a)....................                 35       30

  Total fixed charges............             $  401   $  438

Ratio of Earnings
 to Fixed Charges ............                  5.00     4.46

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

(b) Included unusual charges of $304 and $390 in the 36 weeks ended September 6, 1997 and September 7, 1996, respectively, (see Note 2). Excluding these items, the ratio of earnings to fixed charges for the 36 weeks ended September 6, 1997 and September 7, 1996 would have been
     5.76 and 5.35, respectively.






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